Exhibit 99.1

DANAOS CORPORATION

Danaos Corporation Reports Third Quarter and Nine Month Results for Period Ended September 30, 2006

Athens, Greece, November 7, 2006 – Danaos Corporation (“Danaos”) (NYSE: DAC), a leading international owner of containerships, today reported unaudited results for the third quarter and the nine month period ended September 30, 2006.

Highlights:

•                  Reported net earnings of $26.1 million or $0.59 per share and $70.5 million or $1.59 per share respectively for the third quarter 2006 and nine months ended September 30, 2006

•                  Operating Revenues of $61.8 million and $176.4 million respectively for the third quarter 2006 and nine months ended September 30, 2006

•                  EBITDA(1) of $42.8 million and $116.7 million respectively for the third quarter 2006 and nine months ended September 30, 2006

•                  On September 8, 2006 Danaos took delivery of its 27th container vessel, the 9,580 TEU CSCL Pusan, which is under a 12-year charter to China Shipping

•                  On October 6, 2006, the shares of Danaos commenced trading on the New York Stock Exchange under the ticker symbol “DAC”

•                  In October 2006, Danaos repaid $200 million under its credit facilities

Danaos’ CEO Dr. John Coustas commented: “On October 6, 2006 we listed of our shares on the New York Stock Exchange. Our initial public offering marks a strategic milestone in the development of our company. The very positive response of the investment community allowed us to successfully price our initial public offering at $21.00 per share representing the mid point of the filing range and raising approximately $215 million.

In the third quarter of 2006 we took delivery of the CSCL Pusan, a 9,580 TEU newbuilding vessel chartered to China Shipping for 12 years.  As we prepare to take delivery of its sister vessel later this month, which will represent our 28th vessel in our containership fleet and one out of 15 more new deliveries to follow in the next three years. We shall continue to be in close touch with our shareholders and the broader investment community to keep them informed on the performance of our company and the new growth opportunities as they come along.

In the container market we had positive developments this quarter as we have seen liner companies increasing box rates on the back of strong demand and also all liner company executives planning increases in box rates for next year, which currently points to continued healthy demand for containerships. Demand for the medium and larger size vessels remains healthy. Further, we do not have any vessels up for re-chartering during the 4th quarter.”

Three months ended September 30, 2006 compared to the three months ended September 30, 2005

During the quarter ended September 30, 2006, Danaos had an average of 26.3 containerships and 6.0 drybulk carriers in its fleet as opposed to 25.0 containerships and 7.0 drybulk carriers for the same period of 2005. In August 2006, Danaos entered into an agreement to sell its entire fleet of 6 drybulk vessels to an unaffiliated purchaser with deliveries scheduled upon expiration of each charter into early 2007.

Our net income was $26.1 million or $0.59 per share of for the third quarter 2006 compared to net income of $27.1 million for the third quarter of 2005, a decrease of 3.4%.

(1) EBITDA is a NON-GAAP financial measure. Please see below for the reconciliation of EBITDA to Net Income.

Operating Revenue

Operating revenue increased 2.5%, or $1.5 million, to $61.8 million in the quarter ended September 30, 2006, from $60.3 million in the quarter ended September 30, 2005. The increase was the result of a $5.4 million increase in revenues generated by escalations in contractual charter rates in accordance with the terms of existing charters for certain of our containerships as well as the additions to our fleet of two vessels, the MOL Confidence, a 4,651 TEU containership, on March 23, 2006 and the CSCL Pusan, a 9,580 TEU vessel on September 8, 2006. This was offset in part by a $3.9 million decrease in revenues generated by our drybulk carriers, reflecting lower rates in the short term charter market in which they operated during the period, coupled with the reduced drybulk fleet size due to the sale of Sofia, which was sold on May 12, 2006.

Vessel Operating Expenses

Vessel operating expenses increased 4.0%, or $0.5 million, to $15.1 million in the quarter ended September 30, 2006, from $14.6 million in the quarter ended September 30, 2005.  This increase was due to an increase in lubricant costs per vessel experienced by the overall industry, the enhanced maintenance related to the drydockings in the third quarter of 2006 as well as the increase in the number of vessels in our fleet during the quarter ended September 30, 2006.

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense increased 14.9%, or $1.0 million, to $7.8 million in the quarter ended September 30, 2006, from $6.8 million for the quarter ended September 30, 2005.  The increase in depreciation expense was due to the increase in the average number of vessels in our fleet during the quarter ended September 30, 2006.

Amortization of Deferred Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs expense increased 20.4%, or $0.2 million, to $1.4 million in the quarter ended September 30, 2006, from $1.2 million in quarter ended September 30, 2005. This was attributed to the costs of dry-docking and special surveys conducted for three of our vessels in the quarter ended September 30, 2006 as compared to one of our vessels in 2005.

General and Administrative Expenses

General and administrative expenses increased 25%, or $0.4 million, to $1.8 million in the quarter ended September 30, 2006 from $1.4 million in the same quarter of 2005, reflecting $0.1 million of technical management fees we paid for vessels in our fleet during the quarter ended September 30, 2006 and $0.3 million of directors and officers’ remuneration expense which was not applicable in the quarter ended September 30, 2005.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses

Voyage Expenses

Voyage expenses were $1.6 million in the quarter ended September 30, 2006, representing a decrease of $0.2 million, or 2.5%, from $1.8 million in the quarter ended September 30, 2005.  Commissions charged in the quarter ended September 30, 2006 amounted to $1.5 million, a decrease of $0.2 million, or 12.5%, compared to $1.7 million in the quarter ended September 30, 2005.

Interest Expense and Interest Income

Interest expense increased $1.5 million, or 23.8%, to $7.9 million in the quarter ended September 30, 2006, from $6.4 million in the quarter ended September 30, 2005.  Interest income was $0.4 million for the quarter ended September 30, 2006, a decrease of $1.5 million, from $1.9 million for the quarter ended September 30, 2005.  The increase in interest expense was primarily due to the increase in our average indebtedness resulting from our debt refinancing in 2005 coupled with higher interest rates. The decrease in interest income was due to the decreased daily average bank deposits on which we earned interest, offset in part by higher interest rates for deposits.

EBITDA

EBITDA for the quarter ended September 30, 2006 increased $3.3 million, or 8.4%, to $42.8 million in the quarter ended September 30, 2006, from $39.5 million in the quarter ended September 30, 2005.

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005

During the nine months ended September 30, 2006, we had an average of 25.6 containerships and 6.5 drybulk carriers in our fleet.  During the nine months ended September 30, 2005, we had an average of 25.0 containerships and 7.0 drybulk carriers in our fleet.  We took delivery of one 4,651 TEU containership on March 23, 2006 and one 9,580 TEU on September 8, 2006 and sold one drybulk carrier on May 12, 2006.

Operating Revenue

Operating revenue decreased 4.5%, or $8.3 million, to $176.4 million in the nine months ended September 30, 2006, from $184.7 million in the nine months ended September 30, 2005.  The decrease was a result of a $17.2 million increase in revenues generated by escalations in contractual charter rates in accordance with the terms of existing charters for certain of our containerships as well as the additions of two vessels the MOL Confidence, a 4,651 TEU containership, to our fleet on March 23, 2006 and CSCL Pusan a 9,580 TEU vessel on September 8, 2006 which was offset by $25.5 million decrease in revenue generated by our drybulk carriers, which are deployed on short-term time charters, and the effect of the sale of Sofia a drybulk carrier sold on May 12, 2006.

Vessel Operating Expenses

Vessel operating expenses increased 14.3%, or $5.5 million, to $44.5 million in the nine months ended September 30, 2006, from $39.0 million in the nine months ended September 30, 2005.  This increase was due to a general increase in running costs per vessel experienced by the industry, and the increase in the average number of vessels in our fleet during the nine months ended September 30, 2006.  This increase was also partly due to the enhanced maintenance related to the increased number of vessels which had drydockings in the first nine months of 2006 as opposed to the same period in 2005, as well as the increase in the number of vessels in our fleet during the quarter ended September 30, 2006

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense increased 8.3%, or $1.7 million, to $22.0 million in the nine months ended September 30, 2006, from $20.3 million for the nine months ended September 30, 2005.  The increase in depreciation expense was due to the increase in the average number of vessels in our fleet during the six months ended September 30, 2006.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased 39.5%, or $1.1 million, to $3.9 million in the nine months ended September 30, 2006, from $2.8 million in the nine months ended September 30, 2005.  This was due to the costs of drydocking and special surveys conducted for eight of our vessels in the nine months ended September 30, 2006 in comparison with in the nine months ended September 30, 2005 drydocking and special surveys conducted for three of our vessels.

General and Administrative Expenses

General and administrative expenses increased 50.7%, or $1.8 million, to $5.3 million in the nine months ended September 30, 2006 from $3.5 million in the nine months ended September 30, 2005, reflecting $0.8 million of technical management fees we paid in respect of the vessels in our fleet during the nine months ended September 30, 2006 pursuant to our new management agreement, which was not in effect fully during the nine months ended September 30, 2005, and $1.0 million of additional directors and officers’ remuneration expense which was not applicable in the nine months ended September 30, 2005.

Gain/(loss) on sale of vessels

Gain/(loss) on sale of vessels of $15.0 million for the nine months ended September 30, 2006 reflects the sale of the Sofia III to a third party drybulk operator for $27.5 million, representing a gain on sale of $15.0 million.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses

Voyage Expenses

Voyage expenses were $4.9 million in the nine months ended September 30, 2006, representing a decrease of $0.3 million, or 5.3%, from $5.2 million in the nine months ended September 30, 2005.  Commissions charged in the nine months ended September 30, 2006 amounted to $4.6 million, an increase of $0.2 million, or 4.4%, compared to $4.4 million in the nine months ended September 30, 2005.

Interest Expense and Interest Income

Interest expense increased $6.2 million, or 37.8%, to $22.8 million in the nine months ended September 30, 2006, from $16.5 million in the nine months ended September 30, 2005.

The change in interest expense was primarily due to the increase in interest rates to which our indebtedness, on which we paid interest, was subject and the increase in average indebtedness resulting from our debt refinancing in 2005, which impacted the full nine months ended September 30, 2006 while it only impacted part of the nine months ended September 30, 2005.

Interest income was $2.5 million for the nine months ended September 30, 2006, a decrease of $2.7 million, from $5.2 million for the nine months ended September 30, 2005.

The decrease in interest income was due to the decreased daily average bank deposits on which we earned interest, offset in part by higher interest rates.

Other income/(expense)

Other expense, net of $(15.3) million for the nine months ended September 30, 2006 included a non recurring expense of approximately $(13) million related to the expected increase in the put option price we expect to pay under the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the HN 1561, if the put option is exercised 6-1/2 years into the lease terms as a result of a change in the United Kingdom tax leasing legislation enacted in 2006.

loss on derivatives

Gain (loss) on derivatives decreased $9.1 million to $(6.6) million in the nine months ended September 30, 2006, from $2.5 million in the nine months ended September 30, 2005.  This decrease is a result of our interest rate swaps and the change in the fair value of foreign exchange forward transactions related to our leasing arrangements in respect to the CSCL Europe, the CSCL America, the Maersk Derby, the Vancouver Express, the CSCL Pusan and the HN 1561. Since the end of the second quarter of 2006, pursuant to the adoption of a formal hedge accounting policy we expect such fluctuations to be minimal in the future.

EBITDA

EBITDA for the nine months ended September 30, 2006 decreased $17.3 million, or 13.0%, to $116.7 million in the quarter ended September 30, 2006, from $134.0 million in the quarter ended September 30, 2005.

Dividend Payment

We intend to pay quarterly dividends of $0.44 per share, or $1.76 per share, per year. We expect to pay our first dividend in February 2007.

Recent News

On October 5, 2006, Danaos successfully priced its initial public offering of 10,250,000 shares of common stock at $21.00 per share representing the mid point of the filing range and raising approximately $198.2 million net of underwriting discounts and commissions and the estimated offering expenses. Merrill Lynch & Co. and Citigroup Corporate and Investment Banking served as joint book-running managers of the offering. Dahlman Rose & Company, Jefferies & Company, Fortis Securities LLC and Nomura International served as co-managers.

On October 18, 2006, the company paid down debt of $100 million under its credit facility with The Royal Bank of Scotland and on October 31, 2006, the company paid down debt of $100 million under its credit facility with Aegean Baltic Bank/HSH Nordbank in compliance to the disclosure in its prospectus about the use of the proceeds from its initial public offering.

Conference Call and Webcast

On Wednesday, November 8, 2006 at 11:00 a.m. EST, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0) 1452 542 301 (from outside the U.S.). Please quote “Danaos”.

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 800 694 1449 (from the UK) or +44 (0) 1452 560 304 (from outside the US). Quote “Danaos”.

A telephonic replay of the conference call will be available until November 16, 2006 by dialing 1866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 1452 550 000 (from outside the US). Access Code: 1186615#

Audio webcast:

There will also be a live-and then archived webcast of the conference call through the Danaos website (www.danaos.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Danaos Corporation

Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world’s largest liner companies. Its current fleet of 27 containerships aggregating 116,115 TEUs ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Danaos is the largest U.S.- listed containership company based on fleet size and market capitalization. Furthermore, the company has contracted for 16 additional containerships aggregating 84,704 with scheduled deliveries up to the end of 2009. The company’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

Visit our website at www.danaos.com

For further information please contact:

Company Contact:

Dimitri Andritsoyiannis	Iraklis Prokopakis
Chief Financial Officer	Chief Operating Officer
Danaos Corporation	Danaos Corporation
Athens, Greece	Athens, Greece
Tel: +30 210 419 6481	Tel. +30 210 419 6400
E-Mail: cfo@danaos.com	E-Mail: coo@danaos.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com

-financials follow-

Appendix

Fleet Utilization

Danaos had 49 off-hire days due to scheduled dry-docking & special survey operations and 2 unscheduled off-hire days in the third quarter. The following tables summarize vessel utilization and the impact of the off-hire days relating to the last three quarters including this quarter.

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	YTD 2006
Vessel utilization	No. of Days	No. of Days	No. of Days	No. of Days
Ownership days	2,889	2,953	2,967	8,809
Less Off-hire Days:
Scheduled Dry-docking	(74)		(49)	(123)
Other Off- hire Days	(2)	(1)	(2)	(5)
Operating Days	2,813	2,953	2,915	8,681
Vessel Utilization	97.4%	100.0%	98.2%	98.5%

	First Quarter 2006	Second Quarter 2006	Third Quarter 2006	YTD 2006
Revenue – Impact of Off-hire	Revenue	Revenue	Revenue	Revenue
(in ‘000s of US dollars)
100% fleet utilization	$56,416	$60,034	$62,940	$179,390
Less Off-hire:
Scheduled Dry-docking	(1,821)		(1,066)	(2,886)
Other Off- hire Days	(59)	(35)	(48)	(143)
Actual Revenue Earned	$54,536	$59,999	$61,826	$176,361

Fleet List

The following table describes in detail our fleet deployment and current employment profile as of November 3, 2006.

Vessel Name	Vessel Size (TEU)	Year Built	Charter Term(1)	Expiration of Charter(1)	Charterer
Containerships
CSCL Pusan	9,580	2006	12 years	September 2018	China Shipping
CSCL America	8,468	2004	12 years	November 2016	China Shipping
CSCL Europe	8,468	2004	12 years	August 2016	China Shipping
APL Belgium	5,506	2002	6 years	January 2008	APL-NOL
APL England	5,506	2001	6 years	February 2007	APL-NOL
APL Holland	5,506	2001	6 years	July 2007	APL-NOL
APL Scotland	5,506	2001	6 years	June 2007	APL-NOL
Hyundai Commodore	4,651	1992	8 years	May 2011	Hyundai
Hyundai Duke	4,651	1992	8 years	April 2011	Hyundai
MOL Confidence	4,651	1994	6.5 years	November 2012	Hyundai
Maersk Derby	4,253	2004	5 years	April 2009	Maersk
Vancouver Express	4,253	2004	5 years	March 2009	Maersk
Norasia Hamburg	3,908	1989	5 years	February 2007	COSCO
YM Yantian	3,908	1989	8 years	September 2011	Yang Ming
YM Milano	3,129	1988	3 years	January 2007	Yang Ming
Victory I	3,098	1988	3 years	July 2007	Norasia
Independence	3,045	1986	3 years	June 2007	Wan Hai
Henry	3,039	1986	3 years	May 2007	Wan Hai
CMA CGM Elbe	2,917	1991	5 years	August 2010	CMA-CGM
CMA CGM Kalamata	2,917	1991	5 years	August 2010	CMA-CGM
CMA CGM Komodo	2,917	1991	5 years	August 2010	CMA-CGM
Pacific Bridge	2,130	1984	3 years	March 2008	Hapag-Lloyd
Eagle Express	1,704	1978	2.5 years	October 2007	Hapag-Lloyd
Bareboat Containerships
Maersk Constantia	3,101	1979	2.0 years	April 2008	Maersk
S.A. Helderberg	3,101	1977	2.0 years	December 2007	Maersk
S.A. Sederberg	3,101	1978	2.0 years	January 2008	Maersk
S.A. Winterberg	3,101	1978	2.0 years	March 2008	Maersk
Drybulk Carriers(2)	(DWT)
Dimitris C	43,814	1994	6 months	January 2007	OBC London
Roberto C	45,210	1994	6 months	March 2007	STX Panocean
Maria C	45,205	1994	6 months	February 2007	KLC
MV Achilleas	69,180	1994	1 year	April 2007	Baumarine (pool)
Alexandra I	69,090	1994	2 years	January 2006	Baumarine (pool)
Fivos	69,659	1994	1 year	January 2006	Cargill

(1)                                  Earliest date charters could expire. Most charters include options to extend their term.

(2)                                  As noted we have agreed to sell each of the dry bulk carriers to a single purchaser upon expiration of the current charter for each vessel. Under the leading “Expiration of Charter” we include the expected month of delivery of each vessel to its new owner.

New Deliveries

The following table describes the expected additions to our fleet as a result of our new building program as well as two expected second hand acquisition, as of November 3, 2006.

Vessel Name	Vessel Size (TEU)	Expected Delivery Date(1)	Time Charter Term	Expiration of Charter(1)	Charterer
Newbuildings
HN 1561	9,580	Nov. 2006	12 years	2018	China Shipping
HN 1639	4,253	Sept. 2007	12 years	2019	Yang Ming
HN 1640	4,253	Nov. 2007	12 years	2019	Yang Ming
HN 1670	4,253	July 2008	12 years	2020	Zim
HN 1671	4,253	Sept. 2008	12 years	2020	Zim
HN 1672	4,253	Nov. 2008	12 years	2020	Zim
HN 1673	4,253	Dec. 2008	12 years	2020	Zim
HN 1698	4,253	Mar. 2009	12 years	2021	Zim
HN 1699	4,253	June 2009	12 years	2021	Zim
HN S4001(2)	6,500	April 2009	12 years	2021	CMA-CGM
HN S4002(2)	6,500	June 2009	12 years	2021	CMA-CGM
HN S4003(2)	6,500	Aug. 2009	12 years	2021	CMA-CGM
HN S4004(2)	6,500	Oct. 2009	12 years	2021	CMA-CGM
HN S4005(2)	6,500	Dec. 2009	12 years	2021	CMA-CGM
Secondhand
E.R. Auckland	4,300	Mar. 2007	12 years	2019	Yang Ming
E.R. Wellington	4,300	Sept. 2007	12 years	2019	Yang Ming

(1)                                  Although the expected delivery dates are as set forth in the table above, the contracted delivery dates for our contracted vessels are as follows: HN 1561—January 31, 2007; HN 1639—September 30, 2007; HN 1640—November 30, 2007; HN 1670—July 31, 2008; HN 1671—September 30, 2008; HN 1672—November 30, 2008; HN 1673—December 31, 2008; HN 1698—March 31, 2009; HN 1699— June 30, 2009; E.R. Auckland—March 2007; E.R. Wellington—September 15, 2007 to October 15, 2007; HN S4001—April 30, 2009; HN S4002—June 30, 2009; HN S4003—August 31, 2009; HN S4004—October 31, 2009; HN S4005—December 31, 2009.

(2)                                  Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

DANAOS CORPORATION

Interim Statement of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005

Operating Revenues	$61,826	$60,335	$176,361	$184,733

Operating Expenses:
Vessel operating expenses	(15,132)	(14,559)	(44,538)	(38,982)
Depreciation & amortization	(9,179)	(7,933)	(25,884)	(23,095)
General & administrative	(1,762)	(1,410)	(5,264)	(3,492)
Gain on sale of vessels	—	—	14,954	—
Other operating expenses	(1,830)	(1,874)	(5,388)	(5,412)
Income from Operations	33,923	34,559	110,241	113,752

Other earnings (expenses):
Interest income	449	1,902	2,536	5,221
Interest expense	(7,957)	(6,430)	(22,798)	(16,549)
Other finance income (cost), net	(98)	(892)	2,395	(5,249)
Other income (expense)	95	(116)	(15,251)	(100)
Gain (loss) on derivatives	(272)	(1,960)	(6,603)	2,541
	(7,783)	(7,496)	(39,721)	(14,136)

Net Income	$26,140	$27,063	$70,520	$99,616

Earnings per share, basic and diluted	$0.59	$0.61	$1.59	$2.25

Basic and diluted weighted average number of shares in ‘000	44,308	44,308	44,308	44,308

DANAOS CORPORATION

Interim Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars)

	September 30, 2006	December 31, 2005
Assets
Current Assets:
Cash and cash equivalents	$32,750	$38,000
Restricted cash	18,765	724
Accounts receivable	1,783	14,107
Other current assets	15,452	11,181
	68,750	64,012
Non-Current Assets:
Vessels	800,628	654,222
Advances for vessel acquisitions and vessels under construction	279,759	173,725
Deferred charges, net	12,117	7,758
Fair value of financial instruments	—	1,422
Other assets	—	44,619
	1,092,504	881,746

Total Assets	$1,161,254	$945,758

Liabilities and Stockholders’ Equity
Current Liabilities:
Long term debt, current portion	$161,194	$57,521
Accounts payable, accrued liabilities & other current liabilities	39,558	12,963
	200,752	70,484
Long-Term Liabilities:
Long term debt	579,872	609,217
Fair value of financial instruments	7,952	3,332
Other liabilities	39,526	—
	627,350	612,549
Stockholders’ Equity
Common Stock	443	443
Additional paid-in capital	90,529	90,529
Other comprehensive income	(93)	—
Retained earnings	242,273	171,753
	333,152	262,725

Total Liabilities and Stockholders’ Equity	$1,161,254	$945,758

DANAOS CORPORATION

Interim Statement of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Cash provided by (used in):
Operating Activities:
Net earnings	$26,140	$27,063	$70,520	$99,616
Items not involving cash:
Depreciation	7,809	6,795	22,023	20,327
Amortization of deferred charges	1,370	1,138	3,861	2,768
Change in fair value of financial instruments	46	2,164	6,042	(1,747)
Loss (gain) on sale of vessels	—	—	(14,954)	—
Other comprehensive income	(93)	—	(93)	—
Other non-cash items	(2,926)	(1,432)	(6,522)	(4,388)
Change in non-cash working capital:
Accounts receivable	43	658	(2,647)	4,053
Other current assets	(2,107)	4,933	(4,271)	9,589
Accounts payable and accrued liabilities	21,135	1,049	23,250	(1,878)
Other current liabilities	1,315	2,987	28,455	1,118
Cash from operating activities	52,732	45,355	125,664	129,458

Investing Activities:
Vessel acquisitions including advances	(63)	—	(40,647)	(12,350)
Vessels under construction	(127,299)	(14,017)	(166,182)	(14,038)
Proceeds from sale of vessels	—	—	26,798	—
Cash used in investing activities	(127,362)	(14,017)	(180,031)	(26,388)

Financing Activities:
Debt draw downs	107,704	—	138,079	400,000
Debt repayment	(12,767)	(8,376)	(69,223)	(319,313)
Dividends on common shares	—	(158,160)	—	(244,593)
Deferred costs	(420)	—	(1,698)	(791)
Decrease (increase) in restricted cash	(18,753)	4,284	(18,041)	5,741
Cash from financing activities	75,764	(162,252)	49,117	(158,956)
Net change in cash and cash equivalents	1,134	(130,914)	(5,250)	(55,886)
Cash and cash equivalents, at beginning	31,616	172,036	38,000	97,008
Cash and cash equivalents, end of period	$32,750	$41,122	$32,750	$41,122

Cash paid for interest	7,319	5,676	22,401	17,044
Non-cash capitalized interest on vessels under construction	1,905	1,429	5,472	3,738
Non-cash lease liability related to vessel acquisition	—	—	14,416	—

DANAOS CORPORATION

Reconciliation of Non-GAAP Financial Measures

(Expressed in thousands of United States dollars)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Net Income	$26,140	$27,063	$70,520	$99,616
Depreciation	7,809	6,795	22,023	20,327
Amortization of deferred charges	1,370	1,138	3,861	2,768
Interest income	(449)	(1,902)	(2,536)	(5,221)
Interest expense	7,957	6,430	22,798	16,549
EBITDA(1)	$42,827	$39,524	$116,666	$134,039

(1) EBITDA represents net income before interest, income tax expense, depreciation and amortization.  However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.”  We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.  We also believe that EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures.  In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.